Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES EIGHT
ADDITIONAL NEW BUILD CONTRACTS AND UPDATE ON
CAPITAL EXPENDITURES

Calgary, Alberta, Canada – October 5, 2011

Precision Drilling Corporation (“Precision”) announced today the signing of eight new build drilling rig contracts.  With this announcement, Precision has increased its 2011 new build rig program to 38 rigs.  These eight rigs are expected to consist of four Super Single rigs for the Canadian market and four Super Triple 1200 rigs for the U.S. market.

Of the total 38 rigs in the 2011 program, Precision expects to deliver 18 in 2011 and the remaining 20 in 2012. Precision has committed to 47 new build rigs since the beginning of 2010 and has signed long-term contracts for all of the rigs.

Precision now estimates that capital expenditures for 2011 will total $880 million. To complete the 2011 new build rig program and rig upgrades, Precision expects there will also be an additional $303 million of carry forward capital expenditures in 2012.  The total 2011 capital expenditure plan includes $144 million for sustaining and infrastructure expenditures and is based upon currently anticipated activity levels for the year. Additionally, $508 million is slated for expansion capital for the 2010 and 2011 new build rig programs. The total capital expenditures also include the cost to upgrade approximately 20 rigs and to purchase long lead time items for future new build rigs or upgrades at an anticipated cost of $228 million.  Precision expects the 2011 capital expenditures of $880 million will be split $790 million for the Contract Drilling segment and $90 million for the Completion and Production Services segment.

Kevin Neveu, President and Chief Executive Officer stated, “Precision’s Super Series rigs continue to generate a high level of customer interest despite the persistent global economic concerns.  I am particularly pleased by the rapid market acceptance of our new Super Triple ST-1200 rig which is already proving more successful than we expected. Currently Precision has new build contracts for seven additional ST-1200 rigs following our first deployment in July of this year.  The mobility and operating efficiency demonstrated by our Super Series rigs address the key challenges our customers face developing unconventional oil and gas reserves.”

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this report, including statements that contain words such as “anticipate”, “estimate”, “plan”, “expect”, “will” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to: the number and type of rigs to be built; the timing and destination for the deployment of new build rigs; Precision’s level of capital expenditures and anticipated uses of capital; the timing of such expenditures; and the anticipated cost of upgrading rigs and purchasing long lead time items for future new build rigs or rig upgrades.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to Precision’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from Precision’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; general economic, market or business conditions; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Precision will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Precision or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, Precision assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website:  www.precisiondrilling.com